UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

International Seaways, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

Y41053102

(CUSIP Number)

Famatown Finance Limited

c/o Seatankers Management Co. Ltd

Deana Beach Apartments, Block 1, 4th Floor

33 Promachon Eleftherias Street

Ayios Athanasios

4103 Limassol

Cyprus

Attn: Christakis Theodoulou

+ (357) 25-858-300

with a copy to:

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y41053102

1	NAME OF REPORTING PERSON

Famatown Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,266,856
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,266,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,266,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.89%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. Y41053102

1	NAME OF REPORTING PERSON

Greenwich Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,266,856
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,266,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,266,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.89%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. Y41053102

1	NAME OF REPORTING PERSON

C.K. Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,266,856
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,266,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,266,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.89%
14	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited and owned by Famatown Finance Limited. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of the Common Shares. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in the Common Shares. He disclaims any control over and all beneficial ownership of the Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

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CUSIP No. Y41053102

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2022, the Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the Commission on May 12, 2022 and the Schedule 13D (the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”) on April 27, 2022, with respect to the shares of common stock without par value (the “Common Shares”) of International Seaways, Inc. (the “Issuer”). Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to discussions between the Reporting Persons and the Issuer, on April 17, 2024, the Issuer announced that it will nominate Kristian K. Johansen to the Board at the Issuer’s upcoming annual meeting of stockholders (the “2024 Annual Meeting”). In connection with his nomination, Mr. Johansen has delivered an irrevocable conditional letter of resignation to the Board (the “Letter”) pursuant to which Mr. Johansen has agreed to resign from the Board upon the occurrence of certain events specified in the Letter, including if any member of Seatankers (as defined in the Letter) becomes adverse to the Issuer or if Mr. Johansen fails to comply with Issuer and Board policies applicable to directors. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) of the Schedule 13D are hereby amended and restated as follows:

(a, b)	According to information contained in the Issuer’s Annual Report on Form 10-K, which was filed with the Commission on February 29, 2024, the percentage of beneficial ownership is based on the 48,930,872 Common Shares issued and outstanding as of February 27, 2024, and excludes any treasury stock. The Reporting Persons report beneficial ownership of the following Common Shares:

 Famatown may be deemed to be the owner of 8,266,856 Common Shares, constituting 16.89% of the Common Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 8,266,856 Common Shares. Famatown has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition 8,266,856 Common Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 8,266,856 Common Shares, constituting 16.89% of the Common Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 8,266,856 Common Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 8,266,856 Common Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 8,266,856 Common Shares, constituting 16.89% of Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 8,266,856 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 8,266,856 Common Shares.

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CUSIP No. Y41053102

(c)	No transactions in the Issuer’s Common Shares were effected during the past 60 days by the Reporting Persons.
Item 7	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 – Irrevocable Conditional Letter of Resignation, dated April 17, 2024 (incorporated by reference to the Issuer’s Ex. 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2024)

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CUSIP No. Y41053102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2024

FAMATOWN FINANCE LIMITED

By:	/s/ Christakis Theodoulou
	Name:	Christakis Theodoulou
	Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Christakis Theodoulou
	Name:	Christakis Theodoulou
	Title:	Director

C.K. LIMITED

By:	/s/ Christakis Theodoulou
	Name:	Christakis Theodoulou
	Title:	Director

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